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November SEC 2011
Mail Processing
Section

NOV 01 2011

Washington, DC
105

BY HAND DELIVERY



RECEIVED
NOV 03 2011
OFFICE OF THE SECRETARY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE: *Sydell Protas v. Richard E. Cavanagh, et al*
C.A. No. 6555-VCN
(Del. Ch.)

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing on behalf of defendant BlackRock Credit Allocation Income Trust IV (File No. 811-21972) is the "Amended Verified Derivative and Class Action Complaint" filed with the Court of Chancery of the State of Delaware in the above-referenced matter.

Very truly yours,

Leslie Lowenbraun /KNM

Leslie Lowenbraun

Enclosure





11000453

rver 4A - MSW

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE


RECEIVED
NOV 03 2011
OFFICE OF THE SECRETARY

SYDELL PROTAS, individually and on behalf of all others similarly situated, Plaintiff, v. RICHARD E. CAVANAGH, KAREN P. ROBARDS, FRANK J. FABOZZI, KATHLEEN F. FELDSTEIN, JAMES T. FLYNN, JERROLD B. HARRIS, R. GLENN HUBBARD, W. CARL KESTER, RICHARD S. DAVIS, HENRY GABBAY, G. NICHOLAS BECKWITH, III, KENT DIXON, ROBERT S. SALOMON, JR., BLACKROCK, INC., MERRILL LYNCH & CO., INC., BANK OF AMERICA CORPORATION, PNC FINANCIAL SERVICES GROUP, INC., Defendants, and BLACKROCK CREDIT ALLOCATION INCOME TRUST IV, Nominal Defendant.	C.A. No. 6555-VCN

AMENDED VERIFIED DERIVATIVE AND CLASS ACTION COMPLAINT

Plaintiff, Sydell Protas ("Plaintiff"), by and through her attorneys, alleges on personal knowledge as to all facts related to herself and on information and belief as to all other matters, as follows:

INTRODUCTION

1. This lawsuit arises out of the Individual Defendants' (as defined below) breach of their common law fiduciary duties of good faith, trust, loyalty, and due care and defendants' breach of their common law fiduciary duty to treat different classes of shareholders fairly—duties which were owed both directly to Plaintiff and other

shareholders of the BlackRock Credit Allocation Income Trust IV (the "Fund" or "BTZ"), and to the Fund itself. The Individual Defendants breached their duties of good faith, trust, loyalty, and due care by wasting corporate assets when they redeemed the preferred shares (the "Preferred Shares") of the Fund for the amount they would have received on a liquidation of the Fund (the "Liquidation Preference"), which represented a premium over the market value of those shares at the time and a waste of the Fund's assets. The Individual Defendants breached their duty to treat different classes of shareholders fairly when they caused the Fund to redeem the Preferred Shares for more than they were worth without offering that opportunity to the Fund's common shareholders. The Fund had no obligation to redeem the Preferred Shares, nor did the redemption provide any benefit to the Fund or the common shareholders. Instead, the "Bank and Broker Defendants" (as defined below) pressured the Individual Defendants to satisfy the Bank and Broker Defendants' own obligations to purchase the Preferred Shares. This course of self-dealing by the defendants unfairly favored the Fund's Preferred Shareholders over the Fund and the Fund's common shareholders.

2. The Fund is a closed-end investment company, organized on October 27, 2006 as a Delaware statutory trust. The Fund raised money from the issuance of its common shares, and invested that money in securities to earn a yield for its common shareholders.

3. In addition to issuing the common stock held by Plaintiff and other investors, the Fund issued Preferred Shares. The Preferred Shares bore a preferred dividend right, with the dividend rate reset periodically through an auction mechanism.

Auctions were held monthly, and prospective buyers submitted an interest rate at which they would pay $25,000 per share. The lowest clearing rate would determine the dividend. At $25,000 per share, the Preferred Shares were marketed to high net worth investors.

4. In effect, the Preferred Shares provided the Funds with long-term financing at short-term interest rates. Ordinarily, the auction mechanism was intended to and did provide liquidity to the holders of Preferred Shares, as the Preferred Shareholders were able to sell their Preferred Shares at auction—although significantly neither the defendants nor the Fund were under any obligation to provide liquidity to the holders of the Preferred Shares. The Preferred Shares also provided certain benefits to the Fund and the common shareholders, including flexibility, as under the Investment Company Act of 1940 (the "ICA" or the "40 Act") the Fund was required to maintain less coverage for Preferred Shares than for debt, and as equity securities, the Preferred Shares had no maturity and did not ever have to be repaid.

5. Like most closed-end funds, the Fund had no employees of its own. Instead, the sponsor of the Fund entered into an agreement with the Fund to serve as an investment advisor with authority to manage its investments and all operations—services that the Fund sponsor provided for a fee. BTZ was advised by affiliates of BlackRock, Inc. ("BlackRock"), as BlackRock was the Fund's sponsor. As such, all of the Fund's employees and officers were employees, officers, or directors of BlackRock. BlackRock provided similar services to the 98 other closed-end funds it sponsored.

6. Merrill Lynch & Co., Inc. ("Merrill Lynch" or "Merrill"), PNC Financial Services Group, Inc. ("PNC"), and Bank of America Corporation ("Bank of America") have owned substantial portions of BlackRock's common stock and capital stock since 2006 (although Bank of America did not own such an interest until it acquired Merrill Lynch on January 1, 2009). Merrill Lynch, Bank of America, and PNC all earned substantial fees by marketing auction rate preferred shares ("ARPS") issued by a variety of funds, including the Fund, to investors. The Preferred Shares of the Fund are an example of the ARPS that were issued by numerous funds managed by many different fund sponsors.

7. In February 2008, the market for ARPS collapsed and the auctions all froze. The ARPS, including the Fund's Preferred Shares, became illiquid and lost a substantial portion of their value. Since then, Merrill Lynch, Bank of America, and PNC (or their wholly owned subsidiaries) have been required in settlements with governmental authorities to buy the illiquid auction-rate securities from investors who still held them and to reimburse the losses of investors who sold ARPS on the secondary market.

8. But starting in 2008, the Individual Defendants caused the Fund, acting through its BlackRock-employed officers, to purchase the Preferred Shares and replace them with less favorable debt financing. When the Fund purchased the Preferred Shares, it relieved Merrill Lynch, PNC, and Bank of America of the otherwise burdensome expense of acquiring illiquid shares. The Individual Defendants took these actions to further their own interests and those of the Fund's investment advisor and its affiliates, including Merrill Lynch, Bank of America, and PNC, to the detriment of the common

shareholders. By causing the Fund to purchase the Preferred Shares for a substantial premium over their market value, the defendants wasted corporate assets and unfairly favored the Preferred Shareholders over the Fund and the Fund's common shareholders, thereby breaching their fiduciary duties of good faith, trust, loyalty, and due care.

9. Moreover, when defendants caused the Fund to purchase the Preferred Shares at a substantial premium over their market value without offering a similar opportunity to the Fund's common shareholders, defendants breached their fiduciary duty to treat different classes of shareholders fairly.

10. Plaintiff does not assert by this action any claim arising from a misstatement or omission in connection with the purchase or sale of a security, nor does Plaintiff allege that defendants engaged in fraud in connection with the purchase or sale of a security.

PARTIES

A. Plaintiff

11. Plaintiff Sydell Protas is a resident of the State of Florida. Plaintiff has owned common shares in BTZ since December 13, 2007. Plaintiff was a common shareholder at the time of the transactions complained of herein.

B. Individual Defendants

12. The Fund is managed by its Board of Trustees. The Trustees are responsible for the overall management and supervision of the affairs of the Fund. The members of the Board of Trustees that approved the redemptions of the Preferred Shares include the following "Individual Defendants":

(a) Defendant Richard E. Cavanagh ("Cavanagh"), is a Trustee of the BlackRock Credit Allocation Income Trust IV;

(b) Defendant Karen P. Robards ("Robards"), is a Trustee of the BlackRock Credit Allocation Income Trust IV;

(c) Defendant Frank J. Fabozzi ("Fabozzi"), is a Trustee of the BlackRock Credit Allocation Income Trust IV;

(d) Defendant Kathleen F. Feldstein ("Feldstein"), is a Trustee of the BlackRock Credit Allocation Income Trust IV;

(e) Defendant James T. Flynn ("Flynn"), is a Trustee of the BlackRock Credit Allocation Income Trust IV;

(f) Defendant Jerrold B. Harris ("Harris"), is a Trustee of the BlackRock Credit Allocation Income Trust IV;

(g) Defendant R. Glenn Hubbard ("Hubbard"), is a Trustee of the BlackRock Credit Allocation Income Trust IV;

(h) Defendant W. Carl Kester ("Kester"), is a Trustee of the BlackRock Credit Allocation Income Trust IV;

(i) Defendant Richard S. Davis ("Davis"), is a Trustee of the BlackRock Credit Allocation Income Trust IV;

(j) Defendant Henry Gabbay ("Gabbay"), is a Trustee of the BlackRock Credit Allocation Income Trust IV;

(k) Defendant G. Nicholas Beckwith, III ("Beckwith"), is a former Trustee of the BlackRock Credit Allocation Income Trust IV;

(l) Defendant Kent Dixon ("Dixon"), is a former Trustee of the BlackRock Credit Allocation Income Trust IV; and

(m) Defendant Robert S. Salomon, Jr. ("Salomon"), is a former Trustee of the BlackRock Credit Allocation Income Trust IV.

C. Nominal Defendant

(n) Defendant BTZ, is a Delaware statutory trust headquartered at 100 Bellevue Parkway, Wilmington, DE 19809.

D. Bank and Broker Defendants

(o) Defendant BlackRock, Inc., is an investment advisor and Delaware corporation.

(p) Defendant Merrill Lynch, is a Delaware corporation and wholly owned subsidiary of Bank of America.

(q) Defendant Bank of America, is a Delaware corporation.

(r) Defendant PNC, is a Pennsylvania corporation.

FACTS

A. Background

(i) The Fund and its Shareholders

13. BTZ is an investment company subject to the ICA.

14. The Fund issued two classes of shares, common shares and Preferred Shares. The Fund routinely declared dividends to both classes of shares. The Preferred Shares had a preference in both cumulative dividends and distributions on liquidation of the Fund. If the Fund were to liquidate, the Preferred Shareholders had a right to receive

$25,000 for each share and all accrued dividends; the remainder of the Fund's assets would be distributed to the common shareholders.

15. The dividend rate for the Preferred Shares was determined through weekly auctions, but was subject to a cap if the interest rates submitted by prospective buyers were too high. The offering documents contemplated that the auctions might fail, and in that event, the cap became the dividend rate. The auctions were also designed to provide a ready source of liquidity to the Preferred Shareholders, as the Preferred Shares did not trade on a national exchange. Until February 2008, the auctions functioned and the Preferred Shares remained liquid through the auction mechanism.

16. The holders of the Preferred Shares were entitled exclusively, in accordance with the ICA, to vote for two of the ten trustees of the Fund and were entitled to vote along with the holders of the common shares for the remaining trustees.

17. A key piece of the return for the Fund, like most closed-end funds, was the use of financial leverage. For the Fund, financial leverage was the difference between the low rates paid by the Fund on its Preferred Shares and the returns the Fund would realize on its investment portfolio. The effect of this leverage was reflected in the Fund's regular cash distributions to common shareholders.

18. The Preferred Shares issued by the Fund represented quite favorable financing for the Fund's common shareholders for several reasons, including: the interest rate and other costs were very favorable; the financing was perpetual; the constraints on the Fund associated with the Preferred Shares were minimal compared to alternate financing; and the Preferred Shares represented committed financing at a time when

financing for almost any business was unusually difficult and costly to obtain. By issuing the Preferred Shares, the Fund's common shareholders obtained long-term financing at short-term rates.

19. The Fund did not guarantee, however, that the market for the Preferred Shares would remain liquid. Unlike the common shares, the Preferred Shares were not traded on an exchange. The Fund cautioned prospective purchasers of the Preferred Shares that auction failures were possible. Nor did the Fund guarantee that the Preferred Shares would continue to trade at $25,000—which was the Preferred Shares' issuance price and liquidation preference. Because the Preferred Shares of the Fund cannot be redeemed by the Fund at the option of the Preferred Shareholders, the Preferred Shares could trade below their liquidation value if, for example, the dividend rate was less than prevailing market interest rates. Because the dividend rate was capped, that is precisely what happened to the Fund in the spring of 2008 when, as described below, the auction mechanism ceased to function.

(ii) The Defendants' Participation in the Auction Rate Share Marketplace

a. BlackRock and the Individual Defendants

20. Including BTZ, the Fund at issue here, BlackRock sponsors 99 closed-end funds, many of which issued auction rate securities similar to the Preferred Shares. In 2008, BlackRock had nearly $1.307 trillion in assets under management; by 2010, that number had grown to $3.561 trillion. Each of the 99 closed-end funds managed by BlackRock generates substantial management fees. For BTZ alone, the Fund paid BlackRock approximately $6.3 million in management fees during the year ending

October 31, 2010. As explained in more detail below, BlackRock was dependent on its Broker-Dealers, including Merrill Lynch, to distribute not just its closed-end funds, but virtually all of its retail fund business, on which it charged these fees.

21. In addition to serving as trustees of the Fund, the Individual Defendants served in similar capacities on behalf of the other closed-end funds sponsored by BlackRock. The following table summarizes the number of closed-end funds on which each Individual Defendant serves (or served) as trustee or director, and the approximate aggregate annual compensation received by each Individual Defendant from all of the closed-end funds as a whole:

Defendant	Number of BlackRock Funds on which Defendant Served as a Trustee or Director	Aggregate Annual Compensation From Management of the BlackRock Funds
Richard E. Cavanagh	99	$370,448.00
Karen P. Robards	99	$350,000.00
Frank J. Fabozzi	99	$295,538.00
Kathleen F. Feldstein	99	$270,046.00
James T. Flynn	99	$275,000.00
Jerrold B. Harris	99	$250,000.00
R. Glenn Hubbard	99	$263,824.00
W. Carl Kester	99	$275,000.00
G. Nicholas Beckwith, III	99	$250,000.00
Kent Dixon	99	$275,604.00
Robert S. Salomon	106	$275,000.00

Richard S. Davis	*[1]	**[2]
Henry Gabbay	*	***[3]

Table based on 2010 Proxy Disclosures for BTZ.

22. BlackRock's closed-end funds—and the management fees each new fund generated—were and are a crucially important part of BlackRock's overall business. Consequently, BlackRock had a critical stake in its ability to continue to sponsor new funds, as this was the lifeblood to grow its business and management fees. The Individual Defendants shared BlackRock's interest in sponsoring new funds, because each new fund sponsored by BlackRock provided the opportunity for another remunerative board seat for the Individual Defendants. This business model created an incentive for BlackRock and the Individual Defendants to advance their own interests, even if those interests were in conflict with the interests of the funds' common stockholders. Moreover, this business model demanded that BlackRock foster close relationships with its parent, Merrill Lynch, as well as other banks and brokers.

23. On information and belief, the Individual Defendants and BlackRock adopted a management style that reflected their shared economic interests and blurred the distinctions among the many separate investment funds, including the Fund. While this

---

[1] * Defendants do not disclose specifically how many closed end funds for which Defendants Richard S. Davis and Henry Gabbay serve as directors.

[2] **Defendant Richard S. Davis is an employee of BlackRock and is not separately compensated for his board service.

[3] *** Defendant Henry Gabbay is retained to serve on boards of both closed end funds and other funds, and receives an annual retainer of $487,500 for his board service, as well as additional meeting fees.

approach enabled BlackRock to collect fees, and the Individual Defendants to collect additional compensation, from each new fund (as to each of which they owed distinct fiduciary obligations) with little or no incremental burden on their time for each fund, it also underemphasized their legal duty to protect the individual interests of each distinct fund (including the Fund) and those funds' common stockholders.

b. Merrill Lynch, Bank of America, and PNC

24. Since 2008, several financial institutions, including Merrill Lynch, PNC, and Bank of America (by virtue of its January 1, 2009 acquisition of Merrill Lynch) have owned substantial portions of BlackRock:

(a) On September 29, 2006, Merrill Lynch acquired a significant investment in the stock of BlackRock. Immediately following the closing, Merrill Lynch owned 45% of the voting common stock and approximately 49.3% of the fully-diluted capital stock of BlackRock. PNC, which owned approximately 69% of the total capital stock of BlackRock immediately prior to this acquisition by Merrill Lynch, owned approximately 34% of the total capital stock of BlackRock immediately after the acquisition.

(b) As of December 31, 2008, Merrill Lynch owned approximately 44.2% of BlackRock's voting common stock outstanding and held approximately 48.2% of BlackRock's capital stock on a fully diluted basis. PNC owned approximately 36.5% of BlackRock's voting common stock outstanding and held approximately 32.1% of BlackRock's capital stock on a fully diluted basis.

(c) As of December 31, 2009, Merrill Lynch owned approximately 3.7% of BlackRock's voting common stock outstanding and held approximately 34.2% of BlackRock's capital stock. PNC owned approximately 35.2% of BlackRock's voting common stock outstanding and held approximately 24.5% of BlackRock's capital stock.

(d) As of December 31, 2010, Bank of America owned approximately 7.1% of BlackRock's capital stock. PNC held approximately 25.3% of BlackRock's voting common stock outstanding and held approximately 20.3% of BlackRock's capital stock.

25. During 2009, Bank of America designated two of BlackRock's board members.

26. To distribute and market its investment funds, BlackRock relied heavily on the investment banks and brokers who sold the common shares and the ARPS to investors. Each of Merrill, Bank of America, and PNC were also in the business of distributing securities, and each marketed ARPS. Indeed, Merrill Lynch led the marketing syndicate for the placement of the Preferred Shares issued by BTZ, and Banc of America Securities, LLC (a wholly owned subsidiary of Bank of America) was a member of the BTZ syndicate.

27. Merrill was a significant player in every aspect of the auction rate markets. Merrill served as lead underwriter for the issuance of the Preferred Shares, and then conducted the weekly auctions. Merrill received significant fees for these services.

28. Merrill was a crucial business partner for BlackRock. BlackRock explained to its own shareholders (i.e., the shareholders of BlackRock the advisor, not the

common shareholders of the Fund) in its 2008 Annual Report that "BlackRock sells products to retail clients in the U.S. through our longstanding relationship with the Merrill Lynch Global Wealth Management franchise[.]" BlackRock also explained that:

> **Merrill Lynch is an important distributor of BlackRock's products, and the Company is therefore subject to risks associated with the business of Merrill Lynch.** Under a global distribution agreement entered into with Merrill Lynch, Merrill Lynch provides distribution, portfolio administration and servicing for certain BlackRock asset management products and services through its various distribution channels. The Company may not be successful in distributing products through Merrill Lynch or in distributing its products and services through other third party distributors. If BlackRock is unable to distribute its products and services successfully or if it experiences an increase in distribution-related costs, BlackRock's business, results of operations or financial condition may be adversely affected.
>
> **Loss of market share with Merrill Lynch's Global Private Client Group could harm operating results.** A significant portion of BlackRock's revenue has historically come from AUM [assets under management] generated by Merrill Lynch's Global Private Client Group ("GPC"). BlackRock's ability to maintain a strong relationship with GPC, or any successor group at Bank of America, is material to the Company's future performance. If one of the Company's competitors gains significant additional market share within the GPC retail channel at the expense of BlackRock, then BlackRock's business, results of operations or financial condition may be negatively impacted.

29. Other companies besides BlackRock sponsored funds that issued auction rate securities similar to the Preferred Stock issued by the Fund. Merrill Lynch, Bank of America, and PNC each marketed the preferred stock of other funds, and as explained in more detail below, each ended up owning a significant amount of the auction rate securities. In particular, Merrill Lynch (and thus Bank of America) ended up owning many of the Fund's Preferred Shares.

B. Defendants' Misconduct

(i) The Collapse of the Auction Rate Securities Market

30. Since mid-February 2008, auctions for the Preferred Shares—as well as the auctions for the auction rate securities issued by other funds—have consistently failed. These failures effectively rendered auction rate securities, including the Preferred Shares issued by the Fund, illiquid. The auctions have continued to fail, and to date liquidity has not returned to the auction rate securities marketplace. This illiquidity caused the ARPS to trade below their issue price and liquidation preference.

31. The failure of the auction mechanism had little direct impact on the Fund or its common shareholders. The Fund was not obligated to redeem Preferred Shares, nor did the auction failures materially adversely affect the Fund's rights and obligations with respect to the Preferred Shares. In fact, the Fund itself actually benefitted from the frozen auctions, as the formula which set the dividend rate produced much lower interest rates than it would have had the auctions been successful—thus in an increasingly turbulent financial and credit environment during 2008, the Fund had a perpetual source of financing at relatively low interest rates. Had the auctions cleared at rates higher than the default dividend rate, the Fund would have had to pay more to the Preferred Shareholders, leaving less for the Fund's common shareholders.

32. This illiquidity has caused many holders of ARPS, including many holders of the Preferred Shares issued by the Fund, to become dissatisfied with their investment. Many ARPS holders, along with various government agencies, complained to the investment banks and brokers who had counseled them to invest in ARPS. Several states,

as well as the federal government and the Financial Industry Regulatory Authority, conducted investigations of the investment banks and brokers (including the Bank and Broker Defendants) who had counseled their investor clients to buy ARPS. Many ARPS holders sought to hold the investment banks and brokers (including Merrill, PNC, and Bank of America) responsible for the illiquidity of the investment.

33. Many Preferred Shareholders who were unable to liquidate their investment at the regular auctions turned to other means of converting the investment to cash. A new trading platform, called Second Market, was developed largely in response to the desire of these Preferred Shareholders to sell their Preferred Shares. The prices at which Preferred Shares traded on these markets or in other private transactions were substantially below their issuance price.

34. Ultimately, many of these investment banks and brokers, including Merrill, PNC, and Bank of America, reached settlements with these government agencies under which these banks were required to purchase ARPS from their clients at the original price of $25,000. In addition, where clients had sold their ARPS in the secondary market at a discount from issuance price, the investment banks and brokers were required to reimburse the clients for the discount.

35. These settlements imposed significant liabilities on Merrill, PNC, and Bank of America. On information and belief, Merrill, PNC, and Bank of America did not wish to acquire or hold the ARPS on their own balance sheets, nor did they wish to permanently bear the costs associated with purchasing the ARPS.

36. However, if the *issuing funds* redeemed the ARPS themselves, it would greatly reduce the obligations of Merrill, PNC, and Bank of America (as well as other investment banks and brokers) to buy the illiquid ARPS. Moreover, if these banks (including the Bank and Broker Defendants) had already purchased the illiquid ARPS, these entities would get their money back if the issuing funds redeemed the ARPS. Causing the funds, including the Fund, to redeem the ARPS would shift the burden of the ARPS from Merrill Lynch, Bank of America, and PNC to the common shareholders of the funds. Causing them to redeem at the original purchase price (rather than fair market value) would shift more of the burden from Merrill Lynch, Bank of America, and PNC to the common shareholders of the funds.

37. Merrill launched a well-publicized campaign to pressure fund sponsors, including, in particular, its subsidiary BlackRock, to cause the funds it sponsored (including BTZ) to redeem the ARPS (including the Fund's Preferred Shares). Merrill's brokers threatened another fund advisor that its representatives would "no longer be welcome in our offices" and warned BlackRock that, with "its leadership position within our company," it faced higher expectations from Merrill. The officer in charge of Merrill's activities in this arena was quoted by Bloomberg, after settling with authorities, "'We fully expect' fund managers to 'work with us even more actively.'" Bradley Keoun and Christopher Condon, *Merrill Brokers Press Pimco, BlackRock to Buy Auction-Rate Debt*, (Aug. 20, 2008), http://www.bloomberg.com/apps/news?pid=newsarchive&refer=home&sid=a8jl0mXXTRW0. Bloomberg reported, "Purchases of auction-rate securities by BlackRock . . . would benefit Merrill by reducing the amount of the investments it

may have to repurchase." *Id.* To encourage BlackRock's funds to redeem the ARPS, the head of distribution at Merrill wrote to BlackRock President Rob Kapito ("Kapito") that "[w]e fear that our financial advisors view BlackRock as conspicuous by its absence" among those funds announcing redemptions in the summer of 2008. *Id.* Merrill Lynch, as both the owner and chief distributor of BlackRock's funds was in a unique position to pressure BlackRock into causing the funds to redeem the ARPS. In response to Merrill's complaints, Kapito stated that BlackRock had been actively seeking to provide liquidity to the ARPS holders, such as the Fund's Preferred Shareholders. *Id.*

(ii) In Order to Benefit the Bank and Broker Defendants, The Fund Bought Back the Preferred Shares at a Substantial Premium That Was Not Offered to the Fund's Common Shareholders

38. On June 9, 2008, BlackRock and the Individual Defendants caused the Fund to begin redeeming the Preferred Shares; by January of 2011, the Fund had spent $462 million on redeeming all of the outstanding Preferred Shares. The Individual Defendants and the Fund were under no obligation to the Preferred Shareholders to redeem their interests, and as explained below, the redemptions came at material costs to the Fund's common shareholders. Nonetheless, the defendants caused the Fund to use cash that could otherwise have been distributed to common shareholders to redeem the Preferred Shares.

39. The Individual Defendants did not cause the Fund to redeem the Preferred Shares at the market rate for the Preferred Shares. The frozen auctions and market turmoil had caused the market value of the Preferred Shares to fall below their $25,000 issue price/liquidation preference. Instead, the Individual Defendants caused the Fund to

pay the full $25,000 liquidation preference for each Preferred Share, despite their substantially lower market value.

40. By December 2009, after the Board had begun redemptions that would have indicated its willingness to bail out the Preferred Shareholders, the Preferred Shares were nonetheless trading at a significant discount to the original issue price. One such reported purchase occurred at a discount of 14%. Before the Board began redemptions, on information and belief, discounts would have been higher.

41. In redeeming the ARPS at the original issue price, the Individual Defendants caused the Fund to redeem the Preferred Shares at a substantial premium over the market value of the Preferred Shares, providing a benefit to the Preferred Shareholders to which they were not entitled.

42. The Individual Defendants did not provide a similar opportunity to the Fund's common shareholders. Even though the Preferred Shareholders were given the opportunity to redeem their Shares for greater than their market value, the common shareholders were not given the opportunity to redeem their shares for a similar premium (or any premium whatsoever) over their market value. Thus the Preferred Shareholders received a substantial benefit that was not made available to the Fund's common shareholders, and which was provided at the expense of the common shareholders. The redemptions benefited the holders of the Preferred Shares, but not the common shareholders, thereby favoring one class of shareholders over another, in violation of the duties of the Individual Defendants toward the disadvantaged shareholders.

43. On information and belief, when the defendants caused the redemption of the Preferred Shares, they did not seek to further the interests of the Fund or of the holders of the common stock of the Fund. Instead, they caused the redemption to reduce the obligation of Merrill, PNC, and Bank of America to purchase the ARPS, as they had agreed to do in the settlements. In many cases, by the time the funds redeemed the ARPS, Merrill, PNC, and Bank of America had already purchased the ARPS and were holding them. Thus the Fund's redemption of the Preferred Shares permitted Merrill, PNC, and Bank of America to recover the amounts that they had agreed to pay in the settlements. For instance, of the $231 million the Fund spent redeeming the Preferred Shares in January of 2011, more than $84 million was paid to Bank of America.

44. On information and belief, the Individual Defendants and BlackRock caused the redemption not to further the interests of the Fund or its common shareholders. Instead, the purpose of the redemption was to placate Merrill, PNC, and Bank of America, upon whom BlackRock and the Individual Defendants relied to sell additional investment funds—which in turn generate management fees for BlackRock and additional board service compensation for the Individual Defendants.

45. BTZ has spent $462 million redeeming the Preferred Shares at a substantial premium over their market value, but has never offered to redeem the common shareholders for any premium, much less the same substantial premium received by the Preferred Shareholders. While the redemption furthered the business interests of all of the defendants (except the Fund itself), it has provided no benefit whatsoever to the common shareholders, who have no material economic interest as

common shareholders of the Fund in any of the defendants, nor have the common shareholders benefitted from the ability of BlackRock to continue to sponsor new investment funds. As explained in more detail below, not only did the redemptions provide no benefit to the common shareholders, these redemptions have in fact caused substantial harm to the Fund and the common shareholders.

(iii) The Redemption of the Preferred Shares Did Not Benefit the Fund or the Common Shareholders

46. The redemption of the Preferred Shares was not in the interest of the Fund or the common shareholders, for at least three reasons: (1) the Fund paid more than the market value for the Preferred Shares; (2) the "Replacement Financing" implemented by the Fund in the place of the Preferred Shares was much less favorable for a number of reasons; and (3) as the Replacement Financing was paid off, the redemptions were ultimately paid for through sale of the Fund's assets, greatly reducing the amounts available for distribution to the Fund's common shareholders.

(a) More Than Market Value Paid. As noted above, when the Fund redeemed the Preferred Shares, it paid more than the market value for these securities. Paying a lower price would have saved money for the Fund.

(b) Replacement Financing Less Favorable. To raise cash for the redemptions of the Preferred Shares, the Individual Defendants caused the Fund, through the Fund's officers employed by BlackRock, to enter into Replacement Financing as a substitute for the Preferred Shares. This Replacement Financing primarily took the form of reverse repurchase agreements ("Reverse Repos"), through which the Fund sold securities to counterparties in exchange for cash and an agreement to repurchase the securities at a fixed price (including an implicit interest charge) after some period of time. To generate proceeds with a Reverse Repo, the Fund was and is required to sell securities to a dealer for cash, and enter into a repurchase agreement that requires the Fund to buy back the securities at a later date. This sale is typically the functional equivalent of providing collateral for a loan. These Reverse Repos were less advantageous and carried materially more risk for the Fund than the Preferred Shares, for a number of reasons, including: the effective costs of the Reverse Repos are higher; the term is short and finite; and the constraints are greater, as detailed below.

i. Reverse Repos are a much riskier form of financing than auction rate securities (such as the Preferred Shares), for several reasons. First, the term of Reverse Repo financing is typically extremely short, often overnight. This short term leaves the borrower at recurring risk that credit will disappear or that rates will spike when the borrower needs to perform on the repurchase. In other words, the refinancing risk is dramatically higher. Moreover, there was no cap on interest rates when it came time to refinance the Reverse Repos, like the cap on the dividend rate on the Preferred Shares. Thus because the Reverse Repos were not perpetual, as the Preferred Shares had been, there was a risk that when the time to refinance the Reverse Repos came, whatever new financing might be available to the Fund at that time would be even less favorable to the Fund than the Reverse Repos. This risk was exacerbated by the circumstances prevailing in the credit market at the time the Preferred Shares were replaced by the Reverse Repos, as BTZ's letter to shareholders described the "unraveling" of the credit market and "related liquidity freeze." Yet the Individual Defendants decided to give up permanent financing and make a bet instead on being able to fund its needs every day in the repo market.

ii. The Reverse Repos carried higher counterparty risk than the Preferred Shares, as it would be, by definition, impossible for a Preferred Shareholder to default, while a counterparty to a Reverse Repo could default, thus jeopardizing the ability of the Fund to reacquire the securities it had sold (or effectively pledged) under the Reverse Repos. Similarly, the Reverse Repos carry unique and complex bankruptcy risks. The Fund explained that its "use of the proceeds of the [Reverse Repos] may be restricted while the other party, or its trustee or receiver, determines whether or not to enforce the Fund['s] obligation to repurchase the securities." BTZ Annual Report dated October 31, 2010, at 47.

iii. Under the ICA, the Fund is required to maintain more assets to cover its obligations for debt securities than it was required to maintain for the Preferred Shares. Debt requires a coverage ratio of 300%, while the Preferred Shares are equity and require only a coverage ratio of 200%. In other words, for example, if the Fund had $100 in assets, the amount of financing that can be obtained through debt is $33.33, whereas, the amount of financing that can be obtained through Preferred Shares is $50. The only way to avoid having the SEC categorize the Reverse Repos as debt, subject to the onerous coverage requirements, is to comply with an SEC requirement that the Fund segregate liquid assets equal to its full obligations under Reverse Repos, which severely limits the flexibility of the Fund to invest its assets. The risk that the higher coverage requirement will apply, the segregation of assets, and the collateral requirements all mean that the Fund has less flexibility in investing the Fund's assets, is able to generate less leverage under the Reverse Repos, and suffers more risk as opposed to the Preferred Shares. The reduced leverage correspondingly reduced both the potential and actual returns to the Fund and the common shareholders.

(c) Sale of Assets to Pay Down Repos. The Fund used Reverse Repos as the immediate source of cash for the redemption of the Preferred Shares, but many of the Reverse Repos obligations were quickly paid off by selling assets and using the proceeds to pay off the Reverse Repos. During the two years after the initial redemptions, all or the vast majority of the purchase price of the Preferred Shares was funded by diverting monies otherwise payable to the common shareholders or that could have been reinvested in the Fund.

i. The asset sales took place during 2008 and 2009, at the same time that the CEO of BlackRock indicated that he had "never witnessed more hostile markets," and BlackRock itself reported that "[i]lliquid capital markets, lack of financing and forced deleveraging have resulted in extreme price declines across many asset classes." On information and belief, the forced sale of the Fund's assets under those circumstances caused the Fund to receive less for these assets than they were worth under more stable market conditions.

ii. The asset sales have led to steadily decreasing distributions to the Fund's common shareholders. For example, on June 2, 2008, the Fund decreased the distribution on the common shares from 16 cents per month to 13 cents per month, a decrease of 18.75%. One week later, starting on June 9, 2008, the Fund distributed $231 million to the ARPS holders in exchange for their illiquid shares. On June 1, 2009, the Fund decreased the monthly distribution again, this time to ten cents per month, a 23.08% drop. In December 2009, while announcing the next planned windfall distribution to the Preferred Shareholders (including Bank of America), the fund decreased the monthly distribution to the common shareholders again, to 6.9 cents per month, a 31% decrease.

47. The Individual Defendants caused the Fund to redeem the Preferred Shares for the primary purpose of benefitting themselves by preserving their lucrative seats on the Board of Trustees of the Fund and the other funds sponsored by BlackRock, and to entrench their positions on those boards. Even though the direct beneficiaries of the redemption of the Preferred Shares at more than market value were the Bank and Broker Defendants, the Bank and Broker Defendants were not only crucial to BlackRock's ability to sponsor new funds, but also effectively controlled who served on the Board of Trustees of the Fund and the other funds sponsored by BlackRock. Thus the Individual Defendants had a material pecuniary interest in redeeming the Preferred Shares at more than market value, an interest that was adverse to the interests of the Fund and the Fund's common shareholders. The extraneous considerations of (1) the interests of the Bank and Broker Defendants and (2) the influence the Bank and Broker Defendants brought to bear on the Individual Defendants rendered the Individual Defendants incapable of rendering an independent judgment fairly evaluating the interests of the Fund regarding the redemption of the Preferred Shares. The control exerted by the Bank and Broker Defendants caused the Individual Defendants to redeem the Preferred Shares for more than they were worth, providing a direct benefit to the Bank and Broker Defendants who were able to sell their own Preferred Shares to the Fund and who were relieved of the obligation to purchase Preferred Shares.

48. The Individual Defendants recklessly disregarded the interest of the Fund when they caused the Fund to redeem the Preferred Shares for a substantial premium over the market value of those shares—amounting to a waste of corporate assets. First, the defendants were aware that the Preferred Shares were worth substantially less than the amount they caused the Fund to pay for them, and recklessly disregarded this knowledge in causing the Fund to pay a premium over the market value for the Preferred Shares. Second, no person of ordinary, sound business judgment would have caused the Fund to pay the full liquidation value of the Preferred Shares when the Preferred Shares were trading at a substantial discount to their liquidation value.

49. Thus the defendants caused the Fund to redeem the investment of the Preferred Shareholders for a substantial premium over the value of those shares, and did so to advance their own self-interest. Defendants did not allow the Fund to offer a similar opportunity to redeem their shares at more than market value to the Fund's common shareholders. The redemptions were not in the best interest of the Fund or its common shareholders and have in fact had deleterious effects on the Fund. This conduct amounts to an indefensible breach of the Individual Defendants' fiduciary duties of good faith, trust, loyalty, and due care, and a breach of the Individual Defendants' fiduciary duty to treat different classes of shareholders fairly, breaches the Bank and Broker Defendants participated in, encouraged, and profited from.

DERIVATIVE ACTION ALLEGATIONS

50. It would be futile for Plaintiff to demand that the Fund's Board of Trustees remedy defendants' breaches of fiduciary duties described in Counts I, III, and V herein because the Board of Trustees is incapable of making an independent and disinterested decision to institute and vigorously prosecute this action.

51. Defendants Cavanagh, Robards, Fabozzi, Feldstein, Flynn, Harris, Hubbard, Kester, Davis, and Gabbay currently serve as Trustees of the Fund. In order to bring this suit, these Trustees would be forced to sue themselves and persons with whom they have extensive business and personal relationships, which they will not do, thereby making demand on the Board of Trustees futile and excusing the same. At all times relevant to this action, these Trustees knew of and were directly involved in the conduct complained of herein. These Trustees are substantially likely to be held liable for breaching their fiduciary duties, as alleged herein.

52. Defendants Cavanagh, Robards, Fabozzi, Feldstein, Flynn, Harris, Hubbard, Kester, Beckwith, Dixon, Salomon, and Gabbay each receive hundreds of thousands of dollars from BlackRock for their services. *See supra* ¶ 22. Defendant Davis is an employee of BlackRock. *Id.* Each of these defendants therefore has a strong financial interest in preserving his or her board positions in order to ensure continued receipt of such remuneration. Each is incapable of independently and disinterestedly considering a demand to commence and vigorously prosecute this action. Indeed, the Fund's June 16, 2011 proxy statement describes defendants Davis and Gabbay as interested directors. Moreover, while certain of the other Individual Defendants are

nominally independent, the fact that each serves on nearly 100 boards for the BlackRock fund family substantially undermines their supposed independence.

53. Furthermore, demand is excused because the misconduct complained of herein was not, and could not have been, an exercise of good faith business judgment, for the reasons discussed above.

54. Plaintiff has been a shareholder of the Fund since before June 9, 2008, the date of the first redemption of the Fund's Preferred Shares. Plaintiff is still a shareholder of the Fund. Plaintiff will fairly and adequately represent the interests of the Fund in enforcing the rights of the Fund.

CLASS ACTION ALLEGATIONS

55. Plaintiff brings Counts II, IV, and VI of this lawsuit pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of herself and all other individuals who were beneficial owners of common shares of the Fund (the "Class") at any time from June 9, 2008 through the present (the "Class Period").

56. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, upon information and belief, there are well over five hundred unrelated and geographically dispersed members of the proposed class.

57. There are questions of law or fact common to the Class that exist as to all members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether the Individual Defendants denied the common shareholders the opportunity to participate in a transaction offered to the Preferred Shareholders by failing to offer to purchase the common shares for a similar premium above their market value in violation of their fiduciary duties to the common shareholders;

(b) whether the Individual Defendants breached their fiduciary duties;

(c) whether the Bank and Broker Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty;

(d) whether the Bank and Broker Defendants were unjustly enriched; and

(e) whether the members of the Class have suffered losses, and/or continue to suffer losses, and if so, the proper nature and measure of a remedy.

58. Plaintiff's claims are typical of the claims of the remaining members of the Class, as the conduct of Defendants giving rise to the claims is identical as to all members of the Class, and the damages suffered by each member of the Class arise out of the same set of operative facts.

59. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in complex, class action litigation. Plaintiff has no interests that are adverse to or which irreconcilably conflict with the other members of the Class.

60. The questions of law or fact common to the members of the Class predominate over any questions affecting solely individual members of the Class, and a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

Count I

Derivative Breach of Fiduciary Duty
(Individual Defendants)

61. Plaintiff incorporates herein the allegations set forth above.

62. At all times alleged herein, the Individual Defendants, as trustees to the Fund, owed the Fund and the common shareholders fiduciary duties, which duties include:

- the duty not to imprudently and disloyally waste or mismanage the assets of the Fund; and
- the duty not to cause one class of shareholders to receive a benefit greater than that to which they are entitled at the expense of the Fund or another class of shareholders.

63. In contravention of these duties, the Individual Defendants unfairly favored the Preferred Shareholders over the interests of the Fund by enabling the former to redeem their shares in the Fund at their Liquidation Preference, at the expense of the Fund and the Fund's common shareholders. In addition, the Individual Defendants adopted replacement financing that was effectively more costly to the Fund that the Preferred Shares had been, and even sold assets in fire sale conditions at great cost to the Fund to finance these redemptions.

64. As a direct and proximate result of these breaches of fiduciary duties by the defendants, the Fund and the common shareholders have suffered millions of dollars in damages.

65. The Fund and the common shareholders are entitled to monetary relief in an amount to be proven at trial.

Count II

Direct Breach of Fiduciary Duty
(Individual Defendants)

66. Plaintiff incorporates herein the allegations set forth above.

67. At all times alleged herein, the Individual Defendants, as trustees to the Fund, owed Plaintiff and the Class fiduciary duties, which duties include:

- the duty not to unfairly favor the interest of one class of shareholders over another class of shareholders; and
- the duty not to cause one class of shareholders to receive a benefit greater than that to which they are entitled at the expense of another class of shareholders.

68. In contravention of these duties, the Individual Defendants unfairly favored the Preferred Shareholders over the common shareholders by enabling the former to redeem their shares in the Fund at their Liquidation Preference, at the expense of the common shareholders. In addition, the Individual Defendants adopted replacement financing that was effectively more costly to the Fund than the Preferred Shares had been, and even sold assets in fire sale conditions at great cost to the Fund to finance these redemptions.

69. The Individual Defendants caused the Fund to redeem the Preferred Shares in order to benefit themselves and entrench themselves in office, and not to further any legitimate business end of the Fund.

70. As a direct and proximate result of these breaches of fiduciary duties by the defendants, Plaintiff and the Class have suffered millions of dollars in damages.

71. Plaintiff and the Class are entitled to monetary relief in an amount to be proven at trial.

Count III

Derivative Aiding and Abetting Breach of Fiduciary Duty
(The Bank and Broker Defendants)

72. Plaintiff incorporates herein the allegations set forth above.

73. At all times alleged herein, the Bank and Broker Defendants, through their roles as either investment advisors or through their contractual relationships and extensive communications with the Individual Defendants, knew or reasonably should have known that the Individual Defendants were fiduciaries to the Fund, and that the Individual Defendants had fiduciary duties to act in the best interests of the Fund.

74. The Bank and Broker Defendants nonetheless willfully and knowingly encouraged and participated in the Individual Defendants' breaches of fiduciary duty, as set forth above.

75. In particular, the Bank and Broker Defendants aided and abetted the Individual Defendants' fiduciary breaches by encouraging and enabling the Individual Defendants to engage in the conduct complained of herein.

76. As a direct and proximate result of the Bank and Broker Defendants' aiding and abetting the Individual Defendants' breaches of fiduciary duty, the Fund and the common shareholders suffered damages of multiple millions of dollars.

77. The Fund and the common shareholders are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Bank and Broker Defendants to cease aiding and abetting the Individual Defendants' breaches of fiduciary duty, to cease serving as advisor to the Fund, and to cease serving as administrative agent of the Fund, and awarding monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial.

Count IV

Direct Aiding and Abetting a Breach of Fiduciary Duty
(The Bank and Broker Defendants)

78. Plaintiff incorporates herein the allegations set forth above.

79. At all times alleged herein, the Bank and Broker Defendants, through their roles as either investment advisors or through their contractual relationships and extensive communications with the Individual Defendants, knew or reasonably should have known that the Individual Defendants were fiduciaries to Plaintiff and the Class, and that the Individual Defendants had fiduciary duties to act in the best interests of the Plaintiff and the Class.

80. The Bank and Broker Defendants nonetheless willfully and knowingly encouraged and participated in the Individual Defendants' breaches of fiduciary duty, as set forth above.

81. In particular, the Bank and Broker Defendants aided and abetted the Individual Defendants' fiduciary breaches by encouraging the Individual Defendants to engage in the conduct complained of herein.

82. As a direct and proximate result of the Bank and Broker Defendants' aiding and abetting the Individual Defendants' breaches of fiduciary duty, Plaintiff and the Class suffered damages of multiple millions of dollars.

83. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Bank and Broker Defendants to cease aiding and abetting the Individual Defendants' breaches of fiduciary duty, to cease serving as advisor to the Fund, and to cease serving as administrative agent of the Fund, and awarding monetary relief in an amount to be proven at trial.

Count V

Derivative Unjust Enrichment
(The Bank and Broker Defendants)

84. Plaintiff incorporates herein the allegations set forth above.

85. Plaintiff asserts a claim for unjust enrichment against the Bank and Broker Defendants under the law of Delaware.

86. By means of the wrongful conduct alleged herein, the Bank and Broker Defendants have been unjustly enriched to the detriment of the Fund and the common shareholders.

87. The Bank and Broker Defendants' unjust enrichment is traceable to, and resulted directly and proximately from, the conduct alleged herein. Specifically, the enrichment of the Bank and Broker Defendants has come in the form of fees and other

revenues received by them from the Fund and from other funds sponsored by BlackRock as the result of the inequitable conduct complained of herein, including their encouragement of the Individual Defendants' breaches of fiduciary duty owed to the Fund and the common shareholders. The Bank and Broker Defendants have realized significant revenues from the continued operation of their fund business model described above, which was facilitated by the Individual Defendants' breaches of fiduciary duty described herein.

88. The unjust detriment suffered by the Fund and the common shareholders takes the form of the damages described herein, including, without limitation, the denial of the opportunity to redeem their shares for a similar premium above market value, a result of defendants' conduct complained of herein.

89. Under the common law doctrine of unjust enrichment, it is inequitable for the Bank and Broker Defendants to be permitted to retain the benefits they received, and are still receiving, unfairly and without justification.

90. The financial benefits derived by the Bank and Broker Defendants rightfully belong to the Fund and the common shareholders. The Bank and Broker Defendants should be compelled to disgorge to a common fund and for the benefit of the Fund and the common shareholders all monetary benefits received by the Bank and Broker Defendants from the Fund and the common shareholders as alleged herein.

91. The Fund and the common shareholders are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Bank and Broker

Defendants to disgorge all monetary benefits received by the Bank and Broker Defendants from the Fund and the common shareholders as alleged herein.

Count VI

Direct Unjust Enrichment
(The Bank and Broker Defendants)

92. Plaintiff incorporates herein the allegations set forth above.

93. Plaintiff and the Class assert a claim for unjust enrichment against the Bank and Broker Defendants under the law of Delaware.

94. By means of the wrongful conduct alleged herein, the Bank and Broker Defendants have been unjustly enriched to the unjust detriment of Plaintiff and the Class.

95. The Bank and Broker Defendants' unjust enrichment is traceable to, and resulted directly and proximately from, the conduct alleged herein. Specifically, the enrichment of the Bank and Broker Defendants has come in the form of fees and other revenues received by them from the Fund and from other funds sponsored by BlackRock as the result of the inequitable conduct complained of herein, including their encouragement of the Individual Defendants' breaches of fiduciary duty owed to Plaintiff and the Class. The Bank and Broker Defendants have realized significant revenues from the continued operation of their fund business model described above, which was facilitated by the Individual Defendants' breaches of fiduciary duty described herein.

96. The unjust detriment suffered by Plaintiff and the Class takes the form of the damages described herein, including, without limitation, the denial of the opportunity to redeem their shares for a similar premium above market value, a result of defendants' conduct complained of herein.

97. Under the common law doctrine of unjust enrichment, it is inequitable for the Bank and Broker Defendants to be permitted to retain the benefits they received, and are still receiving, unfairly and without justification.

98. The financial benefits derived by the Bank and Broker Defendants rightfully belong to Plaintiff and the Class members. The Bank and Broker Defendants should be compelled to disgorge to a common fund and for the benefit of Plaintiff and the Class members all monetary benefits received by the Bank and Broker Defendants from Plaintiff and the Class as alleged herein.

99. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Bank and Broker Defendants to disgorge all monetary benefits received by the Bank and Broker Defendants from the Fund and the common shareholders as alleged herein.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for a judgment:

A. Declaring that the Individual Defendants have breached their fiduciary duties owed to the Fund and the common shareholders;

B. Declaring that the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the Class;

C. Declaring that the Bank and Broker Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty;

D. Declaring that the Bank and Broker Defendants have been unjustly enriched by its actions alleged herein;

E. Enjoining the Bank and Broker Defendants from serving as advisor or otherwise earning fees for services to the Fund;

F. Enjoining the Individual Defendants from breaching their fiduciary duties owed to the Fund and the common shareholders in the future;

G. Enjoining the Individual Defendants from breaching their fiduciary duties owed to Plaintiff and the Class in the future;

H. Awarding monetary relief against the defendants, jointly and severally, in the full amount of all losses suffered by the Fund and the common shareholders as a result of the breaches of fiduciary duties by the Individual Defendants and the Bank and Broker Defendants' aiding and abetting of the Individual Defendants' breaches of fiduciary duty, together with pre-judgment and post-judgment compounded interest at the maximum possible rates;

I. Awarding monetary relief against the defendants, jointly and severally, in the full amount of all losses suffered by Plaintiff and the Class as a result of the breaches of fiduciary duties by the Individual Defendants and the Bank and Broker Defendants' aiding and abetting of the Individual Defendants' breaches of fiduciary duty, together with pre-judgment and post-judgment compounded interest at the maximum possible rates;

J. Awarding attorneys' fees and expenses pursuant to the common fund doctrine and other applicable law;

K. Granting all such other and further relief to which the Fund and the common shareholders are entitled; and

L. Granting all such other and further relief to which Plaintiff and the Class are entitled.

Dated: August 31, 2011

RIGRODSKY & LONG, P.A.

By: */s/ Brian D. Long*
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 North Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

COHEN MILSTEIN SELLERS & TOLL PLLC
Steven J. Toll
Joshua S. Devore
Joshua M. Kolsky
1100 New York Avenue, NW
Suite 500, West Tower
Washington, DC 20005
(202) 408-4600

KELLER ROHRBACK, LLP
Lynn L. Sarko
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
(206) 623-1900

KELLER ROHRBACK, P.L.C.
Gary Gotto
James A. Bloom
Ryan McDevitt
3101 North Central Avenue, Suite 1400
Phoenix, AZ 85012
(602) 248-0088